RICHEMONT



05005704


SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

24 January 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the resignation of Ms Isabelle Guichot, Chief Executive Officer of Van Cleef & Arpels and of Lancel. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.


FEB 10 2005
THOMSON
FINANCIAL

Very truly yours,

pp Ellen Stuffl

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

21 JANUARY 2005

Richemont, the Swiss luxury goods group announces that Ms Isabelle Guichot, Chief Executive Officer of Van Cleef & Arpels and of Lancel, will leave the Group and resign her position as a director of Richemont SA, the Group's management board, at the end of January 2005.

Ms Guichot has resigned to diversify her experience in the luxury goods industry; she will be taking up a position in another organisation, which is more dedicated to fashion.

Mr Johann Rupert, Executive Chairman, said:

"Isabelle indicated her intention to leave to me in December and I have tried since then to persuade her to stay. I appreciate her rationale for leaving and want to thank her for her great contribution and intense dedication throughout the 19 years she has worked in the Group at Cartier, Van Cleef & Arpels and more recently Lancel. I know that her professionalism and her personality will be sincerely missed throughout the Group.

We all wish her the best in her future responsibilities and I sincerely hope that our paths will cross in the future."

Mr Philippe Berlan, Managing Director of Lancel will take over full management responsibility for the Maison. At Van Cleef & Arpels, Mr Michel Patout, currently CFO, will assume management responsibility until further notice. Both will report directly to Mr Norbert Platt.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.8 per cent interest in British American Tobacco.

Further enquiries: Mr Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA

Tel. +41 22 715 3736

Analysts' inquiries : Ms Sophie Cagnard-Fabrici
Head of Investor Relations

Tel. +33 1 5818 2597

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


SEC MAIL PROCESSING
WASH, D.C. SECTION

24 January 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's sales for the quarter ending December 2004 This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stiff

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND

PRESS RELEASE FOR IMMEDIATE RELEASE

21 JANUARY 2005

TRADING STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2004

Richemont, the Swiss luxury goods group, announces its unaudited sales figures for the quarter ended 31 December 2004.

- Sales in the three-months up to 31 December 2004 were 9 per cent above the prior year at actual exchange rates.
- Underlying sales in local currencies grew by 13 per cent, with good growth in all areas, including Japan.
- Combined sales of Cartier and Van Cleef & Arpels, Richemont's Jewellery Maisons, increased by 7 per cent at actual rates and 12 per cent at constant rates; sales by the Group's specialist watchmakers grew by 10 per cent and 14 per cent at actual rates and constant rates, respectively.

Percentage change in sales by geographic region for the three-month period

	At constant exchange rates	At actual exchange rates
Europe	+ 12 %	+ 12 %
Japan	+ 9 %	+ 5 %
Asia-Pacific	+ 16 %	+ 8 %
Americas	+ 15 %	+ 6 %
Total sales	+ 13 %	+ 9 %

In Europe, the signs of a recovery in tourism seen earlier in the year were confirmed, whilst the modest improvement in certain domestic economies continued. Strong growth was seen in sales of jewellery, watches and writing instruments. In the important markets of France and Italy, sales overall increased by 17 per cent and 10 per cent, respectively.

In Japan, there was good underlying sales growth in all business areas although this was offset to some extent by the weakness of the yen. The Group's Jewellery Maisons, Cartier and Van Cleef & Arpels, saw sales in constant currency terms grow by 7 per cent during the quarter.

Demand in the Asia-Pacific markets remained strong. Sales grew by 8 per cent at actual exchange rates, or some 16 per cent at constant rates, despite the relatively high comparative figures seen in the prior year. Sales in China during the quarter increased by 49 per cent at constant exchange rates, albeit from a low base.

Against strong comparative figures, underlying sales in the Americas continued to show strong growth, although the weakness of the dollar had a significant adverse effect on growth at actual exchange rates. The Group's Jewellery Maisons reported double-digit growth at constant rates for the quarter, as did Alfred Dunhill.

At actual exchange rates, the Group's retail sales increased by 9 per cent overall, whilst wholesale sales increased by 8 per cent.

Percentage change in sales by business area for the three-month period

	At constant exchange rates	At actual exchange rates
Jewellery Maisons	+ 12 %	+ 7 %
Specialist watchmakers	+ 14 %	+ 10 %
Writing instrument manufacturers	+ 12 %	+ 9 %
Leather and accessories	+ 4 %	0 %
Other businesses	+ 31 %	+ 28 %
Total sales	+ 13 %	+ 9 %

Sales of the Group's Jewellery Maisons – Cartier and Van Cleef & Arpels – grew by 12 per cent at constant exchange rates, benefiting also from exceptional sales of high jewellery pieces during the quarter. Particularly good growth was seen in the Asia-Pacific region, with double-digit increases also seen in Europe and the Americas. Cartier's new products launched worldwide during the current year, including the *Panthère* and *Trinity* jewellery collections, the steel *Santos Demoiselle* watch and the *Santos* line of men's jewellery, contributed to a good performance in the quarter. Gift lines also performed well.

The Group's specialist watchmakers - Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne – continued to enjoy good sales. Particularly strong results were reported by Jaeger-LeCoultre and IWC.

Montblanc reported very good sales growth during the quarter, benefiting from new product launches, including the *NightFlight* range of leather goods, and the increased level of sales through its own boutique network.

Within leather and accessories, Alfred Dunhill's continued growth in its key Asian markets as well as in the United States was partially offset by lower sales in Europe. Lancel saw the re-opening of its Paris flagship boutique in September and benefited from the launch of new products.

The "Other businesses" segment includes Chloé, Hackett, Purdey and Old England as well as certain watch component manufacturing activities for third parties. Sales growth in the quarter remained strong particularly for Chloé, which benefited from the expansion of its global retail presence.

In addition to its luxury goods businesses, Richemont holds an 18.8 per cent interest in British American Tobacco.

Press inquiries:	Mr Alan Grieve, Director of Corporate Communications Tel: + 41 22 715 3500
Analysts' inquiries:	Ms Sophie Cagnard-Fabrici, Head of Investor Relations Tel: + 33 1 5818 2597